EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

1st November, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th October 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 1st November 2006, confirming that The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th October 2006, held 31,195,888 shares, being 3.90% of the shares in issue;

(b) an announcement, dated 1st November 2006, advising the expected announcement date of the Company's results for the six months to 30th September 2006, including the declaration of an interim dividend.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
NOV 1 5 2006
THOMSON FINANCIAL

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/93

Company Announcements Office,
London Stock Exchange.

1st November, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 1st November 2006, that, as at 30th October 2006, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 31,195,888 shares, being 3.90% of the shares in issue. The Company was further notified that, of these shares:

(a) 5,736,846 arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Ltd;

(b) 22,409,266 arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of The Goldman Sachs Group, Inc.; and,

(c) 3,049,776 arose from a beneficial interest in 9,411,000 5.25% Guaranteed Convertible Bonds due 2010, issued by EMI Group Finance (Jersey) Limited, held by Goldman Sachs International, a wholly owned subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/94

Company Announcements Office,
London Stock Exchange.

1st November, 2006.

EMI GROUP PLC
Results for the Six Months to 30th September 2006 and Interim Dividend

EMI Group plc advises that its results for the six months to 30th September 2006, together with a declaration of an interim dividend, are expected to be released on the Regulatory News Service on the morning of Wednesday 15th November 2006.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231